October 12, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:                             Xplore Technologies Corp.

Registration Statement on Form S-1 (File No. 333-182860)

Ladies and Gentlemen:

Further to our telephone call with Barbara Jacobs on October 11, 2012, Xplore Technologies Corp. (the “Registrant”) hereby withdraws its request for acceleration of the effective date of the above captioned Registration Statement submitted on October 9, 2012.  The Registrant may resubmit its request for acceleration of the Registration Statement at a later time.

Very truly yours,

XPLORE TECHNOLOGIES CORP.

By:	/s/ Michael J. Rapisand
Name:	Michael J. Rapisand
Title:	Chief Financial Officer

cc:   Jonathan J. Russo, Pillsbury Winthrop Shaw Pittman LLP

14000 Summit Drive, Suite 900

Austin, TX United States 78728

Tel: (512) 336-7797 • Fax: (512) 336-7791
1-888-44-XPLORE

www.xploretech.com